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                          March 24, 2021

       Michael Tardugno
       President and Chief Executive Officer
       Celsion Corporation
       997 Lenox Drive, Suite 100
       Lawrenceville, NJ 08648

                                                        Re: Celsion Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed March 19,
2021
                                                            File No. 333-254515

       Dear Mr. Tardugno:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Steven Canner, Esq.